Filed by Keen Vision Acquisition Corporation

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934, as amended

Subject Companies: Keen Vision Acquisition Corporation

(File No. 001-41753)

Medera’s Novoheart and Curi Bio Partner to Transform Human-Based Cardiac Drug Screening

●	Innovative Technology Integration: The strategic partnership seamlessly integrates the unique ability of Novoheart’s human “Heart-in-a-Jar” to assess cardiac pump performance with Curi Bio’s cloud-based Pulse™ analytics, enabling smart and accelerated cardiac drug screening.

●	Industry-First Capabilities Combined: Medera’s Novoheart has a unique human-based mini-Heart technology platform for disease modelling and drug screening with a track record of supporting FDA IND and FTD applications. As a pioneer in pre-clinical screening, Curi Bio has advanced cloud-based data analysis tools.

●	Accelerated Drug Development: With newly introduced technologies, the combined platform is expected to increase efficiency, thereby reducing time and cost, increasing predictivity and empowering researchers to bring safer, more effective therapies to patients.

●	ESG: Aligned with the FDA Modernization Act 2.0, both companies are leading the charge toward human-based preclinical models, providing ethical and superior alternatives to animal testing.

BOSTON and SEATTLE, Dec. 18, 2024 (GLOBE NEWSWIRE) -- Medera Inc. (“Medera”), a clinical-stage biopharmaceutical company focused on targeting difficult-to-treat or currently incurable diseases with significant unmet needs, today announced that its wholly owned preclinical subsidiary for disease modelling and drug discovery, Novoheart, has entered into a transformative partnership with Curi Bio Inc., a leader in preclinical screening technologies. This strategic collaboration integrates Novoheart’s industry-leading human Heart-in-a-Jar technology with Curi Bio’s advanced Pulse™ analytics platform, delivering an innovative solution for accelerated, high-content, human-based cardiac drug development.

The partnership reflects a shared focus on the rapidly emerging market of human-based preclinical models for drug development that has been stimulated by the recent passing of the FDA Modernization Act 2.0, which calls for the development of superior human-based alternatives to traditional animal testing.

To date, human-based mini-Heart models for diseases traditionally difficult to recapitulate using experimental animals, such as Friedreich’s Ataxia and Heart Failure with preserved Ejection Fraction (HFpEF), have been successfully co-developed with global pharmaceutical companies including Pfizer and AstraZeneca. In addition, Novoheart’s mini-Heart models have successfully supported Medera, and its clinical subsidiary Sardocor, to obtain Investigational New Drug (IND) clearance and Fast Track Designation (FTD) from the U.S. Food and Drug Administration (FDA) for an ongoing first-in-human gene therapy clinical trial in accordance to the FDA Modernization Act 2.0, validating the platform’s translational power.

Curi Bio brings complementary strengths with its Mantarray™ contractility system, Nautilai™ calcium imaging system, and Pulse™ cloud-based analytics. The Pulse platform integrates high-throughput data processing, powerful cloud-based analytics, and intuitive visualization tools to streamline complex biological datasets into actionable insights with a few simple mouse clicks. With always-on accessibility and real-time updates that enable novel measurements, Pulse ensures researchers have uninterrupted access to powerful analytics, enabling timely and data-driven decisions to inform drug development.

As the first step in their partnership, Curi Bio is adapting Pulse to process the unique pressure-volume data generated by Novoheart’s Heart-in-a-Jar. This integration aims to enhance Novoheart’s unparalleled platform by enabling smart, high-content assessment of cardiac pump function, significantly reducing the time and cost required for screening drug candidates. Together with the newly introduced multi-heart recording technology, the efficiency has been estimated to improve by as much as 100-fold. The integrated solution will initially be made available to select early access customers.

“This integration underscores Curi Bio’s ongoing commitment to delivering innovative solutions for human-relevant drug discovery,” said Nicholas Geisse, CEO of Curi Bio. “This partnership with Novoheart exemplifies how complementary collaborations can bring the next generation of human-specific cardiac technologies to the forefront of drug discovery, ultimately benefiting patients worldwide.”

“Medera believes in strength through collaboration, and partnering with Curi Bio provides a strategic opportunity based on our shared vision for the drug development field,” said Ronald Li, CEO and co-Founder of Medera. “By joining forces and leveraging our complementary strengths, this is a first step toward a long-term partnership that will keep both companies at the very forefront of in vitro human-based drug screening, ultimately delivering safer, more effective therapies to patients with maximal efficiency and success.”

“We are very excited about the strategic collaboration between Medera and Curi Bio. As cardiac safety is critical to all new drug discovery and development, we believe this collaboration can offer a more holistic approach in better determining the safety of new drugs, more accurately assessing new drug dosages, and further enhancing human safety in drug development process,” said Kenneth KC Wong, Chairman and CEO of Keen Vision Acquisition Corporation (“KVAC”, Nasdaq: KVAC, KVACW).

On September 5, 2024, Medera and KVAC announced they had entered into a definitive merger agreement.

About Medera

Medera is a clinical-stage biopharmaceutical company focused on targeting difficult-to-treat or currently incurable diseases with significant unmet needs, utilizing next-generation gene and cell-based approaches in combination with bioengineered human-based technology (including the mini-Heart platform). Medera operates via the two preclinical and clinical business units, Novoheart and Sardocor, respectively.

Novoheart capitalizes on the world’s first and award-winning “mini-Heart” Technology for revolutionary disease modelling and drug discovery, uniquely enabling the modelling of human-specific diseases and discovery of therapeutic candidates free from species-specific differences in accordance to the FDA Modernization Act 2.0. Novoheart’s versatile technology platform provides a range of state-of-the-art automation hardware and software as well as screening services, for human-specific disease modelling, therapeutic target discovery and validation, drug toxicity and efficacy screening, and dosage optimization carried out in the context of healthy and/or diseased human heart chambers and tissues. Global pharmaceutical and academic leaders are using Novoheart’s technology platform their drug discovery and development purposes. The Novoheart platform has facilitated and accelerated the development of Sardocor’s lead therapeutic candidates that are currently in clinical trials.

Sardocor is dedicated to the clinical development of novel next-generation therapies for Medera. Leveraging Novoheart’s human-based drug discovery and validation platforms, Sardocor aims to expedite drug development and regulatory timelines for its gene and cell therapy pipeline. Sardocor has received Investigational New Drug (IND) clearances from the FDA for three ongoing AAV-based cardiac gene therapy clinical trials targeting Heart Failure with Reduced Ejection Fraction (HFrEF), Heart Failure with Preserved Ejection Fraction (HFpEF) with the Fast Track Designation, and Duchenne Muscular Dystrophy-induced Cardiomyopathy (DMD-CM) with the Orphan Drug Designation. Additionally, Sardocor’s pipeline includes four preclinical gene therapy and three preclinical small molecule candidates targeting various cardiac, pulmonary, and vascular diseases.

For more information, please visit www.medera.bio.

About Curi Bio

Curi Bio unlocks novel workflows and delivers functional human data to inform biopharmaceutical R&D decision-making. Through an integrated platform featuring advanced 3D tissue models of disease, biosystems enabling clinically relevant functional analyses, and AI/ML-enabled insights, Curi Bio melds functional and analytical assessments for drug safety, efficacy, and potency. By offering leading global pharmaceutical end users an integrated preclinical platform along with highly predictive human stem cell tissue models to generate clinically-relevant data, Curi Bio is bridging the gap between preclinical R&D and clinical outcomes, accelerating the discovery and development of safer, more effective medicines.

For more information, please visit www.curibio.com.

About Keen Vision Acquisition Corporation

Keen Vision Acquisition Corp (“KVAC”), listed on Nasdaq, is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. KVAC is focused on biotechnology, consumer goods or agriculture opportunities, which are also evaluated on their sustainability, environmental, social, and corporate governance (“ESG”) imperatives. EF Hutton LLC and Brookline Capital Markets, a division of Arcadia Securities, LLC, are serving as Capital Markets Advisors for KVAC.

For more information, please visit www.kv-ac.com.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this press release are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, KVAC’s, Medera’s, or their respective management teams’ expectations concerning the outlook for their or Medera’s business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future market conditions, or economic performance and developments in the capital and credit markets and expected future financial performance, including expected net proceeds, expected additional funding, the percentage of redemptions of KVAC’s public shareholders, growth prospects and outlook of Medera’ operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of Medera’s projects, as well as any information concerning possible or assumed future results of operations of Medera. Forward-looking statements also include statements regarding the expected benefits of the transactions contemplated by the merger (“Transaction”). The forward-looking statements are based on the current expectations of the respective management teams of Medera and KVAC, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of KVAC’s securities; (ii) the risk that the Transaction may not be completed by KVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by KVAC; (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the adoption of the Merger Agreement by the shareholders of KVAC and the receipt of certain regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Transaction on Medera’s business relationships, performance, and business generally; (vii) the outcome of any legal proceedings that may be instituted against Medera or KVAC related to the Merger Agreement or the Transaction; (viii) failure to realize the anticipated benefits of the Transaction; (ix) the inability to maintain the listing of KVAC’s securities or to meet listing requirements and maintain the listing of Medera’s securities on Nasdaq; (x) the inability to implement business plans, forecasts, and other expectations after the completion of the Transaction, identify and realize additional opportunities, and manage its growth and expanding operations; (xi) risks related to Medera’s ability to develop, license or acquire new therapeutics; (xii) the risk that Medera will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xiii) the risk of product liability or regulatory lawsuits or proceedings relating to Medera’s business; (xiv) uncertainties inherent in the execution, cost, and completion of preclinical studies and clinical trials; (xv) risks related to regulatory review, and approval and commercial development; (xvi) risks associated with intellectual property protection; (xvii) Medera’s limited operating history and risk that it may never successfully commercialise its products; (xviii) Medera expects to continue to incur significant losses and may never achieve or maintain profitability; and (xix) the risk that additional financing in connection with the Transaction may not be raised on favorable terms. The foregoing list is not exhaustive, and there may be additional risks that neither KVAC nor Medera presently knows or that KVAC and Medera currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this press release and the other risks and uncertainties described in the “Risk Factors” section of KVAC’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 29, 2024, the risks to be described in the registration statement, which will include a preliminary proxy statement/prospectus, and those discussed and identified in filings made with the SEC by KVAC from time to time. Medera and KVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this press release speak only as of the date of this press release. Neither Medera nor KVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Medera or KVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Transaction, in KVAC’s public filings with the SEC, and which you are advised to review carefully.

Important Information for Investors and Shareholders

In connection with the Transaction, KVAC and Medera filed a registration statement with the SEC, which includes a prospectus with respect to the securities to be issued in connection with the Transaction and a proxy statement to be distributed to holders of KVAC’s common shares in connection with KVAC’s solicitation of proxies for the vote by KVAC’s shareholders with respect to the Transaction and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the registration statement effective, KVAC plans to mail copies to shareholders of KVAC as of a record date to be established for voting on the Transaction. This press release does not contain all the information that should be considered concerning the Transaction and is not a substitute for the registration statement, Proxy Statement or for any other document that KVAC may file with the SEC. Before making any investment or voting decision, investors and security holders of KVAC are urged to read the registration statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Transaction as they become available because they will contain important information about, Medera, KVAC and the Transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by KVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by KVAC may be obtained free of charge from KVAC’s website at https://www.kv-ac.com or by directing a request to info@kv-ac.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

KVAC, Medera and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies in connection with the Transaction. For more information about the names, affiliations and interests of KVAC’s directors and executive officers, please refer to KVAC’s annual report on Form 10-K filed with the SEC on March 29, 2024, which can be found at https://www.sec.gov/ix?doc=/Archives/edgar/data/1889983/000121390024027973/ea0201104-10k_keenvision.htm and registration statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Transaction when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of KVAC’s shareholders generally, will be included in the registration statement and the Proxy Statement and other relevant materials when they are filed with the SEC when they become available. Shareholders, potential investors and other interested persons should read the registration statement and the Proxy Statement and other such documents carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the Transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts:

Investor Relations
Stephanie Carrington
ICR Healthcare
Stephanie.Carrington@icrhealthcare.com
(646) 277-1282

Media Relations
Sean Leous
ICR Healthcare
Sean.Leous@icrhealthcare.com
(646) 866-4012

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